UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2014

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Half Year Financial Reporting Second Quarter 2014 Regulated Information August 7, 2014 – 7:00 a.m. CET

DELHAIZE GROUP SECOND QUARTER 2014 RESULTS

  Financial Summary Second Quarter 2014

»	Revenue growth of 3.7% at identical exchange rates (3.7% organic growth)
»	Comparable store sales growth of 3.3% in the U.S. and -1.2% in Belgium
»	Group underlying operating margin of 3.4% (3.6% in the U.S., 3.2% in Belgium)
»	Impairment of €150 million in Serbia

  Financial Summary First Half 2014

»	Revenue growth of 3.2% at identical exchange rates
»	Group underlying operating margin of 3.3% (3.8% last year)

»  CEO Comments

Frans Muller, President and Chief Executive Officer of Delhaize Group, commented: “Our operating performance in the second quarter was in line with our expectations. In the U.S., comparable store sales growth remained strong, driven by momentum at Food Lion and Hannaford. Our U.S. underlying operating profit began to stabilize as we started to cycle last year’s price investments.”

“In Belgium, our performance was impacted by weak sales and market share loss. In June, we announced our intention to implement a comprehensive Transformation Plan. Through significant organizational changes and accelerating the implementation of our commercial strategy, we aim to remain a differentiated and leading food retailer in Belgium with high quality, well-priced products and strong customer service.”

“In Southeastern Europe, we gained further market share in Greece, Romania and Serbia. In Serbia, our results continued to be impacted by macro-economic instability, negative GDP growth and retail deflation. While we are developing a new commercial strategy to strengthen our performance, the current economic outlook is not expected to improve in the near term. This has caused us to book a further impairment.”

“For the second half of the year, we are on schedule with our “Easy, Fresh & Affordable” initiative at Food Lion while we also have the firm intention to negotiate the implementation of our announced Transformation Plan at Delhaize Belgium. For the full year, we expect to generate a healthy level of free cash flow.”

»  Financial Summary

Q2 2014(1)				YTD 2014(1)
Actual Results	At Actual Rates	At Identical Rates	In millions of €, except EPS (in €)	Actual Results	At Actual Rates	At Identical Rates

5 273	+0.5%	+3.7%	Revenues	10 393	+0.4%	+3.2%
328	-0.7%	+2.6%	EBITDA	629	-1.8%	+1.2%
29	-84.3%	-83.7%	Operating profit	185	-46.9%	-45.3%
0.5%	-	-	Operating margin	1.8%	-	-
178	-10.9%	-7.8%	Underlying operating profit	339	-13.6%	-11.0%
3.4%	-	-	Underlying operating margin	3.3%	-	-
(16)	N/A	N/A	Profit (loss) before taxes and discontinued operations	96	-62.5%	-61.5%
(44)	N/A	N/A	Net profit (loss) from continuing operations	46	-78.0%	-77.6%
(45)	N/A	N/A	Group share in net profit (loss)	35	-77.9%	-77.0%
(0.44)	N/A	N/A	Basic earnings per share - Group share in net profit (loss)	0.34	-77.9%	-77.1%

(1)

The average exchange rate of the U.S. dollar against the euro weakened by 4.7% in the second quarter of 2014 (€1 = $1.3711) compared to the second quarter of 2013 and weakened in the first half of 2014 by 4.2% (€1 = $1.3703) compared to the same period in 2013.

Delhaize Group – Earnings Release – Second Quarter 2014	1 of 26

»  Second Quarter 2014 Income Statement

Revenues

In the second quarter of 2014, Delhaize Group’s revenues increased by 0.5% and 3.7% at actual and identical exchange rates, respectively. Organic revenue growth was 3.7%.

In the U.S., revenue growth in local currency was 4.7%, including a 0.8% positive calendar impact. U.S. comparable store sales growth was +3.3% (+4.1% including the calendar effect). Delhaize America experienced an increase in retail inflation (+2.2% for the second quarter). Revenues at Delhaize Belgium were flat despite modest retail inflation (+0.9% for the second quarter). Comparable store sales declined by 1.2% (-0.7% including a 0.5% positive calendar impact), partly as a result of disruption in certain stores following the announcement of the Transformation Plan in June. Revenues in Southeastern Europe grew by 5.3% at identical exchange rates. In Greece and Romania, we experienced positive comparable store sales growth. Serbia reported improved but still negative comparable store sales growth.

Gross margin

Gross margin was 24.0% of revenues, down 25 basis points at identical exchange rates. Higher price investments and promotions and higher logistic costs at Delhaize Belgium are the main drivers of the decline as we began cycling last year price investments at Delhaize America.

Other operating income

Other operating income was €30 million and increased by €2 million compared to the same period last year.

Selling, general and administrative expenses

Selling, general and administrative expenses (SG&A) were 21.1% of revenues, or flat, compared to the second quarter of last year at identical exchange rates. The ratio modestly improved in the U.S. and at Delhaize Belgium but this was offset by higher SG&A in Southeastern Europe.

Other operating expenses

Other operating expenses were €153 million and included €151 million of impairment charges primarily related to Delhaize Serbia´s goodwill and trade names. This compares to €9 million of other operating expenses in the second quarter last year.

Underlying operating profit

Underlying operating profit decreased by 10.9% at actual exchange rates and 7.8% at identical exchange rates. Underlying operating margin was 3.4% of revenues compared to 3.8% in the second quarter of 2013.

Underlying EBITDA

Underlying EBITDA decreased by 5.4% at actual exchange rates and 2.3% at identical exchange rates. Group EBITDA decreased by 0.7% at actual exchange rates but increased by 2.6% at identical exchange rates compared to the same period last year.

Operating profit

Operating profit decreased from €181 million to €29 million due to a lower underlying operating profit and the goodwill and trade names impairment charges at Delhaize Serbia.

Net financial expenses

Net financial expenses of €45 million are unchanged compared to last year.

Income tax

Tax expense of €28 million was recorded on a pre-tax operating loss of operations of €16 million. This expense is primarily the result of the non deductible goodwill impairment charge in Serbia.

Net loss from continuing operations

Net loss from continuing operations was €44 million compared to a net profit from continued operations of €107 million in last year´s second quarter. This resulted in a €0.44 basic loss per share compared to €1.07 basic earnings per share in the second quarter of 2013.

Net loss

Group share in net loss amounted to €45 million. Basic and diluted net loss per share was €0.44 and compared to a basic and diluted net profit per share of €1.04 in the second quarter of 2013.

Delhaize Group – Earnings Release – Second Quarter 2014	2 of 26

»  First Half 2014 Income Statement

Revenues

In the first half of 2014, Delhaize Group’s revenues increased by 0.4% and 3.2% at actual and identical exchange rates, respectively. Organic revenue growth was 3.2%.

In the U.S., revenue growth in local currency was 4.4%. U.S. comparable store sales growth was 4.0%. Revenues at Delhaize Belgium decreased by 0.4% and comparable store sales declined by -1.0% (a -1.1% decline including a -0.1% calendar impact). Revenues in Southeastern Europe grew by 4.4% at identical exchange rates.

Gross margin

Gross margin was 24.0% of revenues, decreasing 42 basis points at identical exchange rates. A lower gross margin at Delhaize Belgium and price investments at Delhaize America were partially offset by a higher gross margin in Southeastern Europe.

Other operating income

Other operating income was €56 million and increased by €2 million compared to last year.

Selling, general and administrative expenses

Selling, general and administrative expenses (SG&A) were 21.2% of revenues or flat compared to the first half of last year at identical exchange rates.

Other operating expenses

Other operating expenses were €159 million compared to €37 million last year. The increase reflects the goodwill and trade names impairment charges at Delhaize Serbia which were partially offset by reorganization and store closing expenses recorded in the first half last year.

Underlying operating profit

Underlying operating profit decreased by 13.6% at actual exchange rates and 11.0% at identical exchange rates. Lower profitability in all three geographical segments was partially offset by lower Corporate costs. Underlying operating margin was 3.3% of revenues compared to 3.8% in the first half of 2013.

Underlying EBITDA

Underlying EBITDA decreased by 7.6% at actual exchange rates and 4.9% at identical exchange rates. Group EBITDA decreased by 1.8% at actual exchange rates but increased by 1.2% at identical exchange rates.

Operating profit

Operating profit declined by 46.9% from €347 million to €185 million due to the goodwill and trade names impairment charges at Delhaize Serbia and a lower underlying operating profit.

Net financial expenses

Net financial expenses decreased by 3.7% to €90 million compared to €94 million reported last year. The lower finance costs result primarily from reduced interest expenses on lower outstanding debt and finance leases.

Income tax

During the first half of 2014, the effective tax rate (on continued operations) was 53.0%, a significant increase compared to last year’s rate of 18.9%. This increase is mainly due to the non deductible goodwill impairment charge in Serbia.

Net profit from continuing operations

Net profit from continuing operations was €46 million in the first half of 2014 compared to €206 million in the first half of 2013. This resulted in €0.44 basic earnings per share compared to €2.04 last year.

Result from discontinued operations (net of tax)

The result from discontinued operations net of tax was a loss of €11 million compared to a loss of €50 million in the first half of last year. The loss is mainly related to the (planned) divestitures of Bulgaria, Bosnia & Herzegovina partially offset by a gain on the sale of Sweetbay, Harveys and Reid´s.

Net profit

Group share in net profit amounted to €35 million in the first half of 2014. Basic and diluted net profit per share were €0.34 compared to €1.54 last year.

Delhaize Group – Earnings Release – Second Quarter 2014	3 of 26

»  First Half 2014 Cash Flow Statement and Balance Sheet

Free cash flow

Free cash flow was €308 million in the first half of 2014 compared to €321 million in the first half of last year. This is mainly explained by higher capital expenditures, higher taxes paid and the payment of higher bonuses in the U.S. in 2014, which are to a large degree offset by the €180 million proceeds received from the divestment of Sweetbay, Harveys and Reid´s.

Net debt

Compared to year-end 2013, net debt decreased by €129 million to €1.3 billion mainly as a result of the €308 million free cash flow generation, which was partially offset by the payment of the dividend in the second quarter of 2014.

Delhaize Group – Earnings Release – Second Quarter 2014	4 of 26

»  Segment Information (at actual exchange rates)

Q2 2014	Revenues			Underlying Operating Margin (3)		Underlying Operating Profit/(Loss) (3)
(in millions)	Q2 2014	Q2 2013	2014 /2013	Q2 2014	Q2 2013	Q2 2014	Q2 2013	2014 /2013
United States(1)	$4 447	4 247	+4.7%	3.6%	3.8%	162	162	-0.2%
United States(1)	€3 243	3 250	-0.2%	3.6%	3.8%	118	124	-4.9%
Belgium	€1 262	1 261	0.0%	3.2%	4.2%	40	52	-23.1%
Southeastern Europe(2)	€768	736	+4.4%	3.9%	4.4%	30	32	-7.6%
Corporate	€-	-	N/A	N/A	N/A	(10)	(9)	-10.4%
TOTAL	€5 273	5 247	+0.5%	3.4%	3.8%	178	199	-10.9%

H1 2014	Revenues			Underlying Operating Margin (3)		Underlying Operating Profit/(Loss) (3)
(in millions)	H1 2014	H1 2013	2014 /2013	H1 2014	H1 2013	H1 2014	H1 2013	2014 /2013
United States(1)	$8 800	8 430	+4.4%	3.6%	3.9%	317	331	-4.3%
United States(1)	€6 422	6 418	+0.1%	3.6%	3.9%	231	252	-8.3%
Belgium	€2 472	2 481	-0.4%	3.2%	4.5%	78	111	-29.9%
Southeastern Europe(2)	€1 499	1 452	+3.3%	2.9%	3.3%	44	48	-8.7%
Corporate	€-	-	N/A	N/A	N/A	(14)	(19)	+25.6%
TOTAL	€10 393	10 351	+0.4%	3.3%	3.8%	339	392	-13.6%
(1)	The segment “United States” includes the banners Food Lion, Hannaford and Bottom Dollar Food.
(2)	The segment “Southeastern Europe” includes our operations in Greece, Serbia and Romania.
(3)	For a definition of underlying operating profit, please refer to the “Definitions” page of this document. A reconciliation with reported operating profit is provided on page 21 of this document.

United States

In the second quarter of 2014, revenues in the U.S. increased by 4.7% to $4.4 billion (€3.2 billion). Comparable store sales growth was 3.3% or 4.1% including a positive calendar effect of 0.8%. Volume growth for Delhaize America was lower than in the previous quarters as we noted a significant increase in retail inflation (+2.2%). We are on track to Iaunch the “Easy, Fresh & Affordable” strategy in 29 Food Lion stores in Wilmington, North Carolina at the end of August. The second group of 48 stores in Greenville, North Carolina will follow in November.

During the first half of 2014, U.S. revenues increased by 4.4% in local currency.

In the second quarter of 2014, underlying operating profit decreased by 0.2% to $162 million (€118 million) resulting in an underlying operating margin of 3.6% compared to 3.8% last year. This decrease is mainly the result of a slightly lower gross margin and slightly higher SG&A expenses.

For the first six months of 2014, underlying operating profit of our U.S. operations decreased by 4.3% to $317 million (€231 million) and the underlying operating margin was 3.6% (3.9% last year).

On June 2, 2014, Delhaize Group announced the completion of the divestment of Sweetbay, Harveys and Reid´s to Bi-Lo Holdings for a cash amount of $246 million or €180 million, subject to customary post-closing adjustments.

Belgium

Revenues in Belgium were €1.3 billion in the second quarter of 2014, similar to 2013. Comparable store sales declined by 1.2% (or declined by 0.7% including a positive calendar impact of 0.5%). The positive impact from retail inflation and network expansion was offset by negative comparable store sales growth partly due to the disruption following the announcement of the Transformation Plan. Delhaize Belgium’s market share came further under pressure in the second quarter.

During the first half of 2014, Delhaize Belgium revenues decreased by 0.4%.

Delhaize Group – Earnings Release – Second Quarter 2014	5 of 26

In the second quarter of 2014, underlying operating profit decreased by 23.1% to €40 million as a result of higher price investments and promotions and increased logistic costs.

For the first six months of 2014, underlying operating profit decreased by 29.9% to €78 million and underlying operating margin was 3.2% (4.5% last year).

Southeastern Europe

In the second quarter of 2014, revenues in Southeastern Europe increased by 4.4% to €768 million at actual rates (+5.3% at identical exchange rates). The growth was mainly the result of store expansion at Alfa Beta and Mega Image. In Greece, revenue growth was driven by positive comparable store sales and volume growth as well as from 16 net store openings so far this year. In Romania, growth was mainly driven by further store expansion. While Delhaize Serbia saw the first signs of stabilization, comparable store sales growth remained negative. We continued to gain market share in all three countries.

During the first half of 2014, revenues in Southeastern Europe increased by 3.3% (4.4% at identical exchange rates).

In the second quarter of 2014, underlying operating profit decreased by 7.6% to €30 million, while underlying operating margin decreased from 4.4% to 3.9%. An improvement in the gross margin was more than offset by an increase in staff costs partially the result of a favorable one-off change in pensions in 2013 in Greece. As revenue and profitability growth in Serbia continued to be below expectations, partially the consequence of a challenging economic and competitive environment, Delhaize Group recorded €150 million impairment charges on Delhaize Serbia’s goodwill and trade names.

For the first six months of 2014, underlying operating profit decreased by 8.7% to €44 million and underlying operating margin was 2.9% (3.3% last year).

On June 10, 2014, Delhaize Group announced the completion of the divestment of its operations in Bulgaria to AP Mart.

Delhaize Group – Earnings Release – Second Quarter 2014	6 of 26

»  2014 Outlook

We reiterate our full year outlook as communicated in March. For 2014, we expect Group capital expenditures of approximately €625 million at identical exchange rates excluding leases, and plan to open 180 new stores. In addition, we plan to generate a healthy level of free cash flow.

For the second half of the year, Delhaize Group will be focused on two strategic initiatives: (1) the further testing of the “Easy, Fresh & Affordable” strategy at Food Lion in 77 stores, in combination with the in-depth review of our assortment for all Food Lion stores, and (2) intention to negotiate the implementation of our announced Transformation Plan in Belgium.

We expect Food Lion and Hannaford to continue to see positive comparable store sales growth trends in coming quarters while we expect our activities in Greece and Romania to continue to grow with good profitability. In Serbia, we remain focused on improving our operating performance, although we expect a persistently difficult trading environment.

»  Conference Call and Webcast

Delhaize Group’s management will comment on the second quarter 2014 results during a conference call starting August 7, 2014 at 09:00 am CET / 03:00 am ET. The conference call can be attended by calling +44 (0)20 3427 1906 (U.K.), +1 646 254 3367 (U.S.) or +32 2 402 3092 (Belgium), with “Delhaize” as password. The conference call will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the webcast will be available after the conference call at http://www.delhaizegroup.com.

»  Delhaize Group

Delhaize Group is a Belgian international food retailer present in eight countries on three continents. At the end of the second quarter of 2014, Delhaize Group’s sales network consisted of 3 377 stores. In 2013, Delhaize Group posted €20.9 billion ($27.8 billion) in revenues and €179 million ($237 million) in net profit (Group share). At June 30, 2014, Delhaize Group employed approximately 152 500 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Financial Calendar

— Press release – 2014 third quarter results	November 6, 2014
— Press release – 2014 fourth quarter and full year revenues	January 26, 2015
— Press release – 2014 fourth quarter and full year results	March 5, 2015

»  Contacts

Investor Relations: + 32 2 412 2151

Media Relations: + 32 2 412 8669

Delhaize Group – Earnings Release – Second Quarter 2014	7 of 26

DELHAIZE GROUP CONDENSED CONSOLIDATED FINANCIAL STATEMENT

»   Condensed Consolidated Balance Sheet (Unaudited)

(in millions of €)	June 30, 2014	December 31, 2013	June 30, 2013
Assets
Non-current assets	7 700	7 930	8 394
Goodwill	2 843	2 959	3 207
Intangible assets	703	732	832
Property, plant and equipment	3 900	3 973	4 035
Investment property	86	100	115
Investments accounted for using the equity method	26	24	27
Financial assets	29	29	32
Derivative instruments	6	1	5
Other non-current assets	107	112	141
Current assets	3 267	3 665	3 387
Inventories	1 318	1 353	1 379
Receivables	571	618	591
Financial assets	231	151	170
Derivative instruments	-	40	22
Other current assets	123	104	124
Cash and cash equivalents	1 000	1 149	834
Assets classified as held for sale	24	250	267
Total assets	10 967	11 595	11 781

Liabilities
Total equity	4 997	5 074	5 230
Shareholders’ equity	4 991	5 068	5 228
Non-controlling interests	6	6	2
Non-current liabilities	3 314	3 377	3 606
Long-term debt	2 041	2 011	2 077
Obligations under finance lease	472	496	538
Deferred tax liabilities	395	443	505
Derivative instruments	5	8	1
Provisions	346	355	415
Other non-current liabilities	55	64	70
Current liabilities	2 656	3 144	2 945
Long-term debt - current portion	2	228	235
Obligations under finance lease	60	59	58
Bank overdrafts	-	4	-
Accounts payable	1 858	1 993	1 849
Derivative instruments	-	3	13
Other current liabilities	725	799	726
Liabilities associated with assets held for sale	11	58	64
Total liabilities and equity	10 967	11 595	11 781
$ per € exchange rate	1.3658	1.3791	1.3080

Delhaize Group – Earnings Release – Second Quarter 2014	8 of 26

»   Condensed Consolidated Income Statement (Unaudited)

Q2 2014	Q2 2013	(in millions of €)	YTD 2014	YTD 2013
5 273	5 247	Revenues	10 393	10 351
(4 008)	(3 973)	Cost of sales	(7 899)	(7 820)
1 265	1 274	Gross profit	2 494	2 531
24.0%	24.3%	Gross margin	24.0%	24.5%
30	28	Other operating income	56	54
(1 113)	(1 112)	Selling, general and administrative expenses	(2 206)	(2 201)
(153)	(9)	Other operating expenses	(159)	(37)
29	181	Operating profit	185	347
0.5%	3.5%	Operating margin	1.8%	3.4%
(50)	(51)	Finance costs	(97)	(99)
5	5	Income from investments	7	5
-	-	Share of results of joint venture equity accounted	1	1
(16)	135	Profit (loss) before taxes and discontinued operations	96	254
(28)	(28)	Income tax expense	(50)	(48)
(44)	107	Net profit (loss) from continuing operations	46	206
(1)	(2)	Result from discontinued operations, net of tax	(11)	(50)
(45)	105	Net profit (loss)	35	156
-	-	Net profit attributable to non-controlling interests	-	-
(45)	105	Net profit (loss) attributable to equity holders of the Group - Group share in net profit (loss)	35	156
		(in €, except number of shares)
		Group share in net profit (loss) from continuing operations:
(0.44)	1.07	Basic earnings per share	0.44	2.04
(0.43)	1.06	Diluted earnings per share	0.44	2.03
		Group share in net profit (loss):
(0.44)	1.04	Basic earnings per share	0.34	1.54
(0.44)	1.04	Diluted earnings per share	0.34	1.54
		Weighted average number of shares outstanding:
101 294 614	100 926 254	Basic	101 272 176	100 906 291
102 011 283	101 588 740	Diluted	101 839 894	101 468 474
102 732 803	101 921 498	Shares issued at the end of the period	102 732 803	101 921 498
101 610 427	100 992 050	Shares outstanding at the end of the period	101 610 427	100 992 050
1.3711	1.3062	Average $ per € exchange rate	1.3703	1.3134

Delhaize Group – Earnings Release – Second Quarter 2014	9 of 26

»   Condensed Consolidated Statement of Comprehensive Income (Unaudited)

Q2 2014	Q2 2013	(in millions of €)	YTD 2014	YTD 2013
(45)	105	Net profit (loss) of the period	35	156
-	-	Total items that will not be reclassified to profit or loss	-	-
(1)	(5)	Unrealized gain (loss) on financial assets available for sale	-	(5)
-	-	Reclassification adjustment to net profit	-	-
-	1	Tax (expense) benefit	-	1
(1)	(4)	Unrealized gain (loss) on financial assets available for sale, net of tax	-	(4)
34	(94)	Exchange gain (loss) on translation of foreign operations	33	27
(1)	-	Reclassification adjustment to net profit	(1)	(1)
33	(94)	Exchange gain (loss) on translation of foreign operations	32	26
32	(98)	Total items that are or may be reclassified subsequently to profit or loss	32	22
32	(98)	Other comprehensive income	32	22
-	-	Attributable to non-controlling interests	-	-
32	(98)	Attributable to equity holders of the Group	32	22
(13)	7	Total comprehensive income for the period	67	178
-	-	Attributable to non-controlling interests	-	-
(13)	7	Attributable to equity holders of the Group	67	178

Delhaize Group – Earnings Release – Second Quarter 2014	10 of 26

»   Condensed Consolidated Statement of Changes in Equity (Unaudited)

(in millions of €, except number of shares)	Shareholders’ Equity, Group share	Non-controlling Interests	Total Equity
Balances at January 1, 2014	5 068	6	5 074
Other comprehensive income	32	-	32
Net profit	35	-	35
Total comprehensive income for the period	67	-	67
Capital increase	10	-	10
Dividends declared	(159)	-	(159)
Treasury shares sold upon exercise of employee stock options	2	-	2
Tax payment for restricted stock units vested	(1)	-	(1)
Share-based compensation expense	4	-	4
Balances at June 30, 2014	4 991	6	4 997
Shares issued	102 732 803
Treasury shares	1 122 376
Shares outstanding	101 610 427

(in millions of €, except number of shares)	Shareholders’ Equity, Group share	Non-controlling Interests	Total Equity
Balances at January 1, 2013	5 184	2	5 186
Other comprehensive income	22	-	22
Net profit	156	-	156
Total comprehensive income for the period	178	-	178
Dividends declared	(142)	-	(142)
Tax payment for restricted stock units vested	(3)	-	(3)
Excess tax benefit on employee stock options and restricted stock units	2	-	2
Share-based compensation expense	9	-	9
Balances at June 30, 2013	5 228	2	5 230
Shares issued	101 921 498
Treasury shares	929 448
Shares outstanding	100 992 050

Delhaize Group – Earnings Release – Second Quarter 2014	11 of 26

»   Condensed Consolidated Statement of Cash Flows (Unaudited)

Q2 2014	Q2 2013	(in millions of €)	YTD 2014	YTD 2013
		Operating activities
(45)	105	Net profit (loss)	35	156
		Adjustments for:
-	-	Share of results of joint venture equity accounted	(1)	(1)
149	153	Depreciation and amortization	293	308
151	8	Impairment	167	8
67	77	Income taxes, finance costs and income from investments	139	127
(3)	10	Other non-cash items	-	13
29	(98)	Changes in operating assets and liabilities	(125)	-
(60)	(69)	Interest paid	(92)	(95)
4	6	Interest received	7	7
(88)	(37)	Income taxes paid	(98)	(42)
204	155	Net cash provided by operating activities	325	481
		Investing activities
(2)	(1)	Business acquisitions, net of cash and cash equivalents acquired	(6)	(3)
136	3	Business disposals, net of cash and cash equivalents disposed	177	4
(150)	(99)	Purchase of tangible and intangible assets (capital expenditures)	(229)	(177)
32	8	Sale of tangible and intangible assets	39	16
(3)	(3)	Net investment in debt securities	(3)	(45)
(9)	-	Net investment in term deposits	(77)	(36)
1	-	Other investing activities	2	-
5	(92)	Net cash provided by (used in) investing activities	(97)	(241)
		Financing activities
11	(3)	Proceeds from the exercise of share warrants and stock options	11	(3)
(159)	(142)	Dividends paid, including dividends paid by subsidiaries to non-controlling interests	(159)	(142)
(226)	(95)	Borrowings under (repayments of) long-term loans, net of direct financing costs	(238)	(185)
7	-	Settlement of derivative instruments	6	(1)
(367)	(240)	Net cash used in financing activities	(380)	(331)
7	(12)	Effect of foreign currency translation	6	6
(151)	(189)	Net decrease in cash and cash equivalents	(146)	(85)
1 152 (4)	1 025	Cash and cash equivalents at beginning of period	1 147 (3)	921 (1)
1 001 (1)	836 (2)	Cash and cash equivalents at end of period	1 001 (1)	836 (2)

(1)	Includes €1 million in assets classified as held for sale
(2)	Includes €2 million in assets classified as held for sale
(3)	Includes €2 million in assets classified as held for sale, net of €4 million bank overdrafts
(4)	Includes €5 million in assets classified as held for sale

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» Selected Explanatory Notes

General information

Delhaize Group is a Belgian international food retailer with operations in eight countries on three continents. The Company’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

The condensed interim financial statements of the Group for the six months ended June 30, 2014 were authorized for issue by the Board of Directors on August 6, 2014.

This interim report only provides an explanation of events and transactions that are significant to an understanding of the changes in financial position and reporting since the last annual reporting period, and should therefore be read in conjunction with the consolidated financial statements for the financial year ended on December 31, 2013.

Basis of presentation and accounting policies

These condensed interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (EU).

The condensed interim financial statements are presented in millions of euros, the Group’s presentation currency, except where stated otherwise.

The accounting policies applied in this report are consistent with those of the previous financial year except for the impact of new accounting pronouncements adopted in 2014, of which the most important ones for Delhaize Group are listed below:

—	IFRIC 21 Levies;
—	Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities;
—	Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting; and
—	Amendments to IFRS 10, IFRS 12 and IAS 27 regarding Investment Entities.

Except for the impact of IFRIC 21, the initial application of these new, amended or revised pronouncements did not have a material impact on the financial position and financial performance of the Group.

IFRIC 21 requires recognising levies in full when the obligating event that triggers the payment of the levy, as identified by the relevant legislation, occurs. In accordance with the interpretation, several levies (for example property or similar taxes), mainly in the U.S. and Belgium, can no longer be spread over the calendar year, and are recorded in full at the date of the obligating event.

While from a full financial year perspective, the impact of IFRIC 21 is insignificant, the interpretation impacts the Group’s quarterly results, as in some cases the timing of recognition has changed significantly.

In accordance with IAS 8, IFRIC 21 has been implemented with full retrospective effect and comparative periods have therefore been restated as follow:

—

Operating profit (mainly selling, general and administrative expenses) and net profit increased by €1 million for the second quarter of 2013. This resulted in a corresponding increase of both basic and diluted earnings per share in net profit (Group share) by €0.01.

—

Operating profit (mainly selling, general and administrative expenses) decreased by €12 million and net profit by €9 million for the first half of 2013. As a consequence, basic and diluted earnings per share in net profit (Group share) decreased by €0.09 and €0.08, respectively.

On a full year’s basis, shareholders’ equity (retained earnings) decreased by €2 million for December 31, 2013 and 2012, respectively and €3 million for December 31, 2011. A profit and loss timing impact resulted in an increase in both basic and diluted earnings per share (Group share in net profit) of €0.01 for 2012, while 2013 was not influenced.

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For additional details on the new accounting pronouncements, see Note 2.5 of the Delhaize Group 2013 consolidated financial statements.

Delhaize Group did not early adopt any new IASB pronouncements that were issued but not yet effective at the balance sheet date.

Segment reporting

Segment information, including a reconciliation from operating profit to underlying operating profit, required by IAS 34, can be found on pages 21 and 26 of this press release and forms an integral part of this report.

Business combinations and acquisition of non-controlling interests

During the first six months of 2014, Delhaize Group entered into several agreements in Southeastern Europe that have resulted in the acquisition of businesses and were accounted for as business combinations. The total cash consideration transferred for these transactions was €6 million (of which €2 million in the second quarter) and the transactions resulted in an increase of goodwill of €4 million (of which €1 million in the second quarter).

In 2013, Delhaize Group launched a tender offer to acquire 16% non-controlling interests in C-Market (Serbian subsidiary), held by the Serbian Privatization Agency, at a price of €300 per share (representing approximately €10 million). The Serbian Privatization Agency suspended twice the privatization procedures of C-Market due to a probe into the entity’s earlier privatization. After expiration of the second suspension period in the second quarter of 2014, Delhaize Group withdrew its offer.

Divestitures and discontinued operations

Disposal groups and assets held for sale

At June 30, 2014, the carrying value of assets classified as held for sale and associated liabilities were as follows:

(in millions of €)	June 30, 2014
Property, plant and equipment	17
Inventories	5
Receivables and other current assets	1
Cash and cash equivalents	1

Assets classified as held for sale	24
Less:
Non-current liabilities	(1)
Accounts payable, accrued expenses and other liabilities	(10)

Assets classified as held for sale, net of associated liabilities	13

Disposal of Sweetbay, Harveys and Reid’s

In the second quarter of 2013, Delhaize Group signed an agreement with Bi-Lo Holdings to divest its Sweetbay, Harveys, and Reid´s operations.

In the first quarter of 2014, Delhaize Group received approval from the U.S. Federal Trade Commission (FTC) to proceed with the sale of its Sweetbay, Harveys and Reid’s operations to Bi-Lo Holdings. As part of the clearance, Bi-Lo Holdings agreed to divest 12 Delhaize America stores and Delhaize Group agreed to retain two other stores and convert them into the Food Lion banner.

The transaction was completed in the second quarter of 2014, for a total sales price of $246 million (€180 million) in cash, subject to customary post-closing adjustments. In a first phase, at the end of the first quarter of 2014, Delhaize Group sold 35 operating Sweetbay stores and 2 previously closed stores to Bi-Lo Holdings for an initial net cash consideration of €41 million. During the second quarter of 2014, the remaining 119 operating and 8 previously closed stores were sold for a remaining net cash consideration of €139 million.

The assets and liabilities of Sweetbay, Harveys and Reid’s, part of the “United States” segment, were presented as “held for sale” as of the second quarter of 2013 and the operating results for such banners for all periods presented were classified as “Results from discontinued operations” in the income

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statement. In 2013, the stores included in the transaction generated revenues of approximately $1.7 billion.

A gain of €8 million realized on the sale was included in “Results from discontinued operations” during the second quarter of 2014.

Disposal of Bulgarian operations

In the first quarter of 2014, Delhaize Group announced the planned sale of its Bulgarian operations (part of the “Southeastern Europe” segment) to AP Mart. The transaction met the requirements of a discontinued operation and therefore, the profit or loss after tax relating to our operations in Bulgaria has been classified as “Result from discontinued operations” and comparative information re-presented.

Delhaize Group completed the transaction in the second quarter of 2014, with an immaterial impact on profit or loss, subject to customary post-closing adjustments. The Bulgarian operations were transferred to the buyer, including €3 million of cash and cash equivalents.

Disposal of Bosnian & Herzegovinian operations

In the second quarter of 2014, Delhaize Group announced the planned sale of Delhaize Bosnia & Herzegovina to Tropic Group B.V. These activities are part of the “Southeastern Europe” segment and the Group classified the related assets and liabilities as a disposal group held for sale. The transaction also meets the requirements of discontinued operations and therefore, the profit or loss after tax relating to our operations in Bosnia & Herzegovina has been classified as “Result from discontinued operations” and comparative information re-presented.

The sale transaction of the Bosnian & Herzegovinian operations is expected to close in the third quarter of 2014 and is subject to regulatory approval as well as customary closing conditions and working capital adjustments.

Disposal of and classification as held for sale of individual properties

In the second quarter of 2014, Delhaize Group completed the sale of its Sweetbay distribution center in Plant City, Florida, (carrying amount of €17 million) to C&S Wholesale Grocers for an amount of $28 million (€21 million). The distribution center was not part of the Bi-Lo Holdings’ agreement and was used to continue supplying operating Sweetbay stores until the second quarter of 2014.

Delhaize Group holds a number of individual properties, mainly small shops, office buildings, pharmacies or bank branches, which it considers not incremental to its retail operations. The carrying value of individual properties held for sale amounted to €9 million at June 30, 2014, of which €6 million related to properties in the U.S. and €3 million for properties in the “Southeastern Europe” segment.

Discontinued operations

As mentioned above, the Bulgarian operations, Delhaize Bosnia & Herzegovina and the banners Sweetbay, Harveys and Reid’s qualified as discontinued operations.

The overall “Result from discontinued operations” and corresponding net cash flows of the entities classified as discontinued operations are summarized as follows:

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(in millions of €, except per share information)	YTD 2014	YTD 2013
Revenues	466	793
Cost of sales	(355)	(586)
Other operating income	5	7
Selling, general and administrative expenses	(112)	(207)
Other operating expenses	(2)	(72)
Net financial costs	3	(6)

Result before tax	5	(71)
Income taxes	(2)	21

Result of discontinued operations (net of tax)	3	(50)
Pre-tax loss recognized on re-measurement of assets of disposal groups	(14)	-
Income taxes	-	-

Result from discontinued operations (net of tax), fully attributable to equity holders of the Group	(11)	(50)
Basic earnings (loss) per share from discontinued operations	(0.10)	(0.50)
Diluted earnings (loss) per share from discontinued operations	(0.10)	(0.49)

Operating cash flows	(38)	(19)
Investing cash flows	16	(4)
Financing cash flows	10	-

Total cash flows	(12)	(23)

In the first half of 2014, the Group recognized a total impairment loss of €14 million to write down the carrying value of its Bulgarian operations and Delhaize Bosnia & Herzegovina to their estimated fair value less cost to sell.

»   Balance Sheet and Cash Flow Statement

Goodwill and intangible assets

In the first half of 2014, the Serbian economy continued to struggle due to the impact of fiscal tightening, lower inflow of investments, and the overall fragile situation in the Serbian and international markets. In the second quarter of 2014, Serbia was hit by devastating flooding, which further negatively impacted the economy. At the same time, competition has further strengthened in the retail market. Based on this, Delhaize Group reconsidered its estimates and forecasts in connection with its Serbian business and concluded that the before said will have a negative short-term impact on the cash flow projects of Delhaize Serbia providing goodwill impairment indicators. Consequently, Delhaize Group updated its impairment review of its Serbian trade names and goodwill and recognized impairment charges of a total amount of €150 million, which can be detailed as follows:

(in millions of €)	Impairment charges recognized in Q2 2014	Carrying value after impairment
Goodwill	140	52
Trade names	10	73

Total impairment	150	125

The Group has identified Serbia as a core market and expects significant growth in the near future. Consistently with previous valuations, the recoverable amount has therefore been based on a Fair Value Less Cost to Sell (FVLCTS) basis, with the following key assumptions:

	Perpetual Growth Rate	Pre-tax discount rate
Serbia	3.0%	15.1%

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Delhaize Group estimated that a decrease in perpetual growth rate by 50 basis points, keeping all other constant, would further decrease the FVLCTS by €9 million. An increase of the discount rate by 100 basis points, keeping all other constant, would decrease the FVLCTS by €38 million. A simultaneous increase in the discount rate and decrease in growth rate by the before mentioned amounts would result in the carrying value of Serbia exceeding the FVLCTS by an additional €46 million. Alternatively, a reduction in the total projected future cash flows by 10%, keeping all other constant, would result in the carrying amount of Serbia exceeding the FVLCTS by an additional €40 million.

The recoverable amount of the trade names has been estimated using the royalty-relief-method. Royalty rates for the various brands range from 0.62% (Tempo) to 1.43% (Maxi), depending on the individual local strength of the different brands and are updated frequently. Revenue growth and discount rates are consistent with the goodwill impairment testing.

Impairment losses are recognized in profit or loss in “Other operating expenses.”

Capital expenditures

During the first half of 2014, Delhaize Group incurred capital expenditures of €229 million, consisting of €198 million in property, plant and equipment and €31 million in intangible assets. In the second quarter of 2014, Delhaize Group incurred capital expenditures of €150 million, consisting of €133 million in property, plant and equipment and €17 million in intangible assets.

In addition, the Group added property under finance leases in the first half of 2014 for a total amount of €9 million (€5 million in the second quarter of 2014). The carrying amount of tangible and intangible assets that were sold or disposed in 2014 was €26 million (€21 million for the second quarter of 2014 and including the sale of the Sweetbay distribution center as mentioned above).

Equity

In the first half of 2014, Delhaize Group issued 283 233 new shares (all during the second quarter), did not purchase any treasury shares and used 78 568 treasury shares (73 065 during the second quarter) satisfying mainly the exercise of stock options that were granted as part of the share-based incentive plans. At June 30, 2014, the Group owned 1 122 376 treasury shares.

Effective April 7, 2014, the ratio of Delhaize Group American Depositary Shares (“ADS”) to Delhaize Group ordinary shares changed from one ADS for every one ordinary share to four ADSs for every one ordinary share.

Dividends

At Delhaize Group’s shareholders meeting on May 22, 2014, Delhaize Group’s shareholders approved the distribution of a €1.56 gross dividend per share for financial year 2013. After deduction of a 25% withholding tax, this resulted in a net dividend of €1.17 per share. The dividend became payable to owners of Delhaize Group’s ordinary shares on June 2, 2014 and to owners of Delhaize Group ADRs (American Depository Receipts) on June 5, 2014 and was subsequently paid.

Financial instruments

Repayment of long-term debts

In the second quarter of 2014, Delhaize Group repaid the maturing remaining €215 million of the initial €500 million 5.625% senior notes due 2014. In addition, the relating interest rate swaps and cross-currency swaps which Delhaize Group entered into to hedge its exposure to changes in the fair value of the notes and changes in foreign currency exposure, were settled. The redemption did not have a significant impact on the 2014 net income.

Derivative financial instruments and hedging

In 2007, Delhaize Group issued $450 million unsecured bonds at 6.50% due 2017. In the second quarter of 2014, Delhaize Group entered into interest rate swaps to hedge $150 million of its exposure to changes in the fair value of these bonds due to variability in market interest rates (“hedged risk”). The maturity date of these interest rate swap arrangements (“hedging instrument”) match those of the

Delhaize Group – Earnings Release – Second Quarter 2014	17 of 26

underlying debt (“hedged item”). The Group designated and documented these transactions as fair value hedges.

During the second quarter of 2014, Delhaize Group entered into cross currency interest rate swaps with various commercial banks to hedge foreign currency risk on intercompany loans (principal and interest) denominated in currencies other than its reporting currency for a notional amount of €220 million.

Financial instruments measured at fair value by fair value hierarchy:

June 30, 2014
(in millions of €)	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial Assets
Non-Current
Financial assets – measured at fair value	8	-	-	8
Derivative instruments	-	6	-	6
Current
Financial assets – measured at fair value	130	-	-	130
Derivative instruments	-	-	-	-

Total financial assets measured at fair value	138	6	-	144
Financial assets measured at amortized cost				1 693

Total financial assets				1 837

Financial Liabilities
Non-Current
Derivative instruments	-	5	-	5
Current
Derivative instruments	-	-	-	-

Total financial liabilities measured at fair value	-	5	-	5
Financial liabilities being part of a fair value hedge relationship				429
Financial liabilities measured at amortized cost				4 004

Total financial liabilities				4 438

During the period there was no transfer between fair value hierarchy levels and there were no changes in the valuation techniques and inputs applied.

Fair value of financial instruments not measured at fair value:

(in millions of €)	Carrying amount	Fair value
Financial liabilities being part of a fair value hedge relationship	429	464
Financial liabilities at amortized cost	1 614	2 000

Total long-term debt	2 043	2 464

The fair value of the receivables, other financial assets, cash and cash equivalents and accounts payable, all measured at amortized cost, approximate their carrying amounts.

Short term borrowings

In the second quarter of 2014, Delhaize Group and certain of its subsidiaries, including Delhaize America LLC, entered into a new €400 million, five year multi-currency, unsecured revolving credit facility (the “New Facility Agreement”), which is extendable by a maximum of two years if requested by the Group and agreed by each lender for their commitment in the New Facility Agreement. Subsequent to the execution of the New Facility Agreement, Delhaize Group terminated all of its commitments under the €600 million, five-year multi-currency, unsecured revolving credit facility that had been in place since the second quarter of 2011.

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Employee Benefits

During the second quarter of 2014, Delhaize Group granted 689 706 performance stock units to senior management of its U.S. operating companies under the “Delhaize Group 2012 Stock Incentive Plan” and 140 981 performance stock units to senior management of its non-U.S. operating companies under the “Delhaize Group 2014 European Performance Stock Unit Plan.” The fair value of the performance stock units was $17.82 for the U.S. operating companies and €53.45 for the non-U.S. operating companies, based on the share price at grant date. As from 2014, Delhaize Group no longer grants stock option or warrants to its employees.

Performance stock units are restricted stock units, with additional performance conditions. The cliff-vesting of these performance stock units is linked to the achievement of a non-market financial performance condition (Shareholder Value Creation targets over a cumulative 3-years period) which is taken into account when estimating the number of awards that will vest. Shareholders Value Creation has been defined by the Group as six times underlying EBITDA minus the net debt. When the award vest, the associate receives – at no cost to the employee – ADRs or shares equal to the number of restricted stock units that have vested, free of any restrictions.

»   Income Statement

Other operating income

Q2 2014	Q2 2013	(in millions of €)	YTD 2014	YTD 2013
13	13	Rental income	26	25
5	4	Income from waste recycling activities	10	9
1	2	Services rendered to wholesale customers	3	3
4	2	Gain on sale of property, plant and equipment	6	5
-	3	Gain on sale of business	-	3
7	4	Other	11	9
30	28	Total	56	54

Other operating expenses

Q2 2014	Q2 2013	(in millions of €)	YTD 2014	YTD 2013
1	2	Store closing expenses	-	(5)
-	-	Reorganization expenses	-	(16)
(151)	(3)	Impairment	(153)	(3)
(3)	(7)	Loss on sale of property, plant and equipment	(5)	(11)
-	(1)	Other	(1)	(2)
(153)	(9)	Total	(159)	(37)

During the second quarter of 2014, Delhaize Group recognized impairment charges for €151 million, which primarily relates to the goodwill (€140 million) and trade names (€10 million) in Serbia.

Income taxes

During the first half of 2014, the effective tax rate (on continued operations) was 53.0%, compared to previous year’s rate of 18.9%. The current year tax rate is significantly impacted by the non-deductible goodwill impairment charges in Serbia.

Related party transactions

In the second quarter of 2014, an aggregate number of 101 873 and 52 378 U.S. and European performance stock units, respectively, were granted to members of the Executive Committee.

In the first quarter of 2014, Nicolas Hollanders, Executive Vice President HR, IT and Sustainability, and the Company entered into a mutual separation agreement that provided Mr. Hollanders with ten months of total direct compensation and benefits, and accelerated or forward vesting of his previously awarded long-term incentive grants. As a result, the Group recognized termination benefits of €1.8 million.

On July 7, 2014, an aggregate number of 74 956 U.S. performance stock units were granted to a new member of the Delhaize Group Executive Committee.

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»   Contingencies, Commitments and Guarantees

Following the closing of Delhaize Group’s agreed sale of Sweetbay, Harveys and Reid’s, the Group continues to provide guarantees for a number of existing operating or finance lease contracts, which extend through 2036. In the event of a future default of the buyer, Delhaize Group will be obligated to pay rent and otherwise perform the guaranteed leases. The future minimum lease payments over the non-cancellable lease term of the guaranteed leases, excluding other direct costs such as common area maintenance expenses and real estate taxes, amount to $282 million (€206 million) as of June 30, 2014. Currently, the Group does not expect to be required to pay any amounts under these guarantees.

In the second quarter of 2014, Delhaize Group announced its intention to implement significant changes to its Belgium operations (the Transformation Plan). This could impact the jobs of 2 500 Belgian employees in the coming three years, including the termination of company-operated activities in 14 stores in various locations throughout Belgium. The announcement falls under the so-called “Law Renault”, that requires that an employer that intends to implement a collective dismissal must first inform and consult its employees or their representatives before taking any decision on the collective dismissal. The consultation process has started after the announcement and is ongoing. Once the consultation phase is concluded, it will be followed by negotiation and implementation phases. As of June 30, 2014, no final agreements with the unions were reached and no decisions were taken.

Other contingencies are materially unchanged from those described in Note 34 on page 152 of the 2013 Annual Report.

»   Subsequent Events

On July 17, 2014, Mega Image entered into an agreement with Angst Retail SRL to acquire 20 stores in the greater Bucharest market.

The acquisition is subject to customary conditions and the approval of the Romanian antitrust authorities. It is expected that the transaction will close in the fourth quarter of 2014.

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OTHER FINANCIAL AND OPERATING INFORMATION (UNAUDITED)

»   Use of non-GAAP (Generally Accepted Accounting Principles) Financial Measures

Delhaize Group uses certain non-GAAP measures in its financial communication. Delhaize Group does not consider these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group may differ from similarly titled measures used by other companies. We believe that these measures are important indicators of our business performance and are widely used by investors, analysts and other interested parties. In the press release, the non-GAAP measures are reconciled to financial measures prepared in accordance with IFRS.

»   Number of Stores

	End of 2013	End of Q1 2014	Change Q2 2014	End of Q2 2014
United States(1)	1 514	1 481	-117	1 364
Belgium & Luxembourg	852	856	+4	860
Greece	281	290	+7	297
Romania	296	302	+15	317
Serbia	381	381	+2	383
Bulgaria	54	54	-54	-
Bosnia & Herzegovina(2)	39	39	-1	38
Indonesia	117	117	+1	118
Total	3 534	3 520	-143	3 377
(1)	Evolution mainly explained by the 154 Sweetbay, Harveys & Reid’s stores which have been sold to Bi-Lo Holdings in 2014
(2)	Held for sale

»   Organic Revenue Growth Reconciliation

Q2 2014	Q2 2013	% Change	(in millions of €)	YTD 2014	YTD 2013	% Change
5 273	5 247	+0.5%	Revenues	10 393	10 351	+0.4%
167			Effect of exchange rates	295
5 440	5 247	+3.7%	Revenues at identical exchange rates	10 688	10 351	+3.2%
-	-		Effect of acquisitions and divestitures	-	-
5 440	5 247	+3.7%	Organic revenue growth	10 688	10 351	+3.2%

»   Underlying operating profit

Delhaize Group believes “underlying operating profit” is a measure that, for external users of the financial statements, offers a more detailed view than “operating profit” of the operating performance of the period for the Group as it adjusts for a number of elements that management considers as non-representative of underlying operating performance.

	Q2 2014
(in millions)	United States	United States	Belgium	SEE	Corporate	TOTAL
	$	€	€	€	€	€
Operating profit (as reported)	163	119	41	(120)	(11)	29
Add/(substract):
Store closing expenses (reversals)	(1)	(1)	-	-	-	(1)
Fixed assets impairment charges (reversals)	1	1	-	150	-	151
(Gains)/losses on disposal of fixed assets	-	-	(1)	-	-	(1)
Other	(1)	(1)	-	-	1	-
Underlying Operating Profit	162	118	40	30	(10)	178

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The second quarter of 2014 was primarily impacted by €150 million impairment charges in Serbia (part of the “Southeastern Europe” segment) and related to goodwill and trade names for respectively €140 million and €10 million (see “Goodwill and intangible assets”).

	Q2 2013
(in millions)	United States	United States	Belgium	SEE	Corporate	TOTAL
	$	€	€	€	€	€
Operating profit (as reported)	152	116	50	31	(16)	181
Add/(substract):
Store closing expenses (reversals)	(2)	(2)	-	-	-	(2)
Reorganization expenses (reversals)	1	1	-	-	-	1
Fixed assets impairment charges (reversals)	3	3	-	-	-	3
(Gains)/losses on disposal of fixed assets	1	-	5	(1)	1	5
(Gains)/losses on sale of business	-	-	(3)	-	-	(3)
Other	7	6	-	2	6	14
Underlying Operating Profit	162	124	52	32	(9)	199

The second quarter of 2013 was primarily impacted by Executive Committee members termination benefits, included in the caption “Other”.

	YTD 2014
(in millions)	United States	United States	Belgium	SEE	Corporate	TOTAL
	$	€	€	€	€	€
Operating profit (as reported)	313	228	79	(106)	(16)	185
Add/(substract):
Fixed assets impairment charges (reversals)	4	3	-	150	-	153
(Gains)/losses on disposal of fixed assets	1	1	(2)	-	-	(1)
Other	(1)	(1)	1	-	2	2
Underlying Operating Profit	317	231	78	44	(14)	339

The first half of 2014 was primarily impacted by €150 million impairment charges in Serbia. The caption “Other” primarily consists of €2 million termination expenses for one Executive Committee member.

	YTD 2013
(in millions)	United States	United States	Belgium	SEE	Corporate	TOTAL
	$	€	€	€	€	€
Operating profit (as reported)	287	218	108	44	(23)	347
Add/(substract):
Store closing expenses (reversals)	7	5	-	-	-	5
Reorganization expenses (reversals)	24	18	-	-	-	18
Fixed assets impairment charges (reversals)	3	3	-	-	-	3
(Gains)/losses on disposal of fixed assets	-	-	6	(1)	1	6
(Gains)/losses on sale of business	-	-	(3)	-	-	(3)
Other	10	8	-	5	3	16
Underlying Operating Profit	331	252	111	48	(19)	392

The first half of 2013 was primarily impacted by €5 million store closing expenses, €2 million of related expenses, primarily sales price mark-downs (part of the caption “Other”), €18 million reorganization expenses related to the severance of support services senior management and employees in the U.S. (primarily included in “Other operating expenses”), and Executive Committee members termination benefits.

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»   EBITDA Reconciliation

Q2 2014	Q2 2013	(in millions of €)	YTD 2014	YTD 2013

29	181	Operating profit	185	347
148	146	Depreciation and amortization	291	290
151	3	Impairment	153	3
328	330	EBITDA	629	640

Q2 2014	Q2 2013	(in millions of €)	YTD 2014	YTD 2013

178	199	Underlying operating profit	339	392
148	146	Depreciation and amortization	291	290
326	345	Underlying EBITDA	630	682

»   Free Cash Flow Reconciliation

Q2 2014	Q2 2013	(in millions of €)	YTD 2014	YTD 2013

204	155	Net cash provided by operating activities	325	481
5	(92)	Net cash provided by (used in) investing activities	(97)	(241)
12	3	Net investment in debt securities and term deposits	80	81
221	66	Free cash flow	308	321

»   Net Debt Reconciliation

(in millions of €, except net debt ratio’s)	June 30, 2014	December 31, 2013	June 30, 2013
Non-current financial liabilities	2 513	2 507	2 615
Current financial liabilities	62	291	293
Derivative liabilities	5	11	14
Derivative assets	(6)	(41)	(27)
Investment in securities - non-current	(9)	(8)	(11)
Investment in securities - current	(130)	(126)	(133)
Term deposits - current	(91)	(12)	(36)
Cash and cash equivalents	(1 000)	(1 149)	(834)
Net debt	1 344	1 473	1 881
Net debt to equity ratio	26.9%	29.0%	36.0%

EBITDA (rolling 12 months)	1 286	1 297	1 394
Net debt to EBITDA ratio	104.6%	113.6%	135.0%

»   Identical Exchange Rates Reconciliation

(in millions of €, except per share amounts)	Q2 2014			Q2 2013	2014/2013
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	5 273	167	5 440	5 247	+0.5%	+3.7%
Operating profit	29	1	30	181	-84.3%	-83.7%
Net profit (loss) from continuing operations	(44)	(2)	(46)	107	N/A	N/A
Basic EPS from continuing operations	(0.44)	(0.01)	(0.45)	1.07	N/A	N/A
Group share in net profit (loss)	(45)	(1)	(46)	105	N/A	N/A
Basic EPS from Group share in net profit (loss)	(0.44)	(0.02)	(0.46)	1.04	N/A	N/A
Free cash flow	221	10	231	66	+234.6%	+248.7%

Delhaize Group – Earnings Release – Second Quarter 2014	23 of 26

(in millions of €, except per share amounts)	YTD 2014			YTD 2013	2014/2013
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	10 393	295	10 688	10 351	+0.4%	+3.2%
Operating profit	185	5	190	347	-46.9%	-45.3%
Net profit from continuing operations	46	-	46	206	-78.0%	-77.6%
Basic EPS from continuing operations	0.44	0.01	0.45	2.04	-78.2%	-77.8%
Group share in net profit	35	1	36	156	-77.9%	-77.0%
Basic EPS from Group share in net profit	0.34	0.01	0.35	1.54	-77.9%	-77.1%
Free cash flow	308	16	324	321	-4.0%	+0.8%
(in millions of €)	June 30, 2014			December 31, 2013	Change
Net debt	1 344	-	1 344	1 473	-8.7%	-8.7%

CERTIFICATION OF RESPONSIBLE PERSONS

The undersigned Frans Muller, President and Chief Executive Officer of Delhaize Group, and Pierre Bouchut, Chief Financial Officer of Delhaize Group, confirm that to the best of their knowledge:

a) these interim condensed consolidated financial statements for the six-month period ending June 30, 2014 are prepared in accordance with IFRS (International Financial Reporting Standards) and give, in all material respects, a true and fair view of the consolidated financial position and consolidated results of Delhaize Group;

b) the interim financial report gives, in all material respects, a true and fair view of all important events and significant transactions with related parties that have occurred in the first six months of the financial year 2014 and their effects on the summary financial statements, as well as an overview of the most significant risks and uncertainties with which we are confronted.

Brussels, August 6, 2014

Frans Muller	Pierre Bouchut
President and CEO	Executive Vice President and CFO

REPORT OF THE STATUTORY AUDITOR

We have reviewed the consolidated interim financial information of Delhaize Brothers and Co “The Lion” (Delhaize Group) SA (“the company”) and its subsidiaries (jointly “the group”), prepared in accordance with International Financial Reporting Standard IAS 34 – Interim Financial Reporting as adopted by the European Union.

The consolidated condensed statement of financial position shows total assets of €10,966,741,000 and the consolidated condensed income statement shows a consolidated profit (group share) for the period then ended of €34,498,000.

The board of directors of the company is responsible for the preparation and fair presentation of the consolidated interim financial information in accordance with IAS 34 – Interim Financial Reporting as adopted by the European Union. Our responsibility is to express a conclusion on this consolidated interim financial information based on our review.

Scope of review

We conducted our review of the consolidated interim financial information in accordance with International Standard on Review Engagements (ISRE) 2410 – Review of interim financial information performed by the independent auditor of the entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit performed in accordance with the International Standards on Auditing (ISA) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated interim financial information.

Delhaize Group – Earnings Release – Second Quarter 2014	24 of 26

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the consolidated interim financial information of Delhaize Brothers and Co “The Lion” (Delhaize Group) SA for the six-month period ended 30 June 2014 has not been prepared, in all material respects, in accordance with IAS 34 – Interim Financial Reporting as adopted by the European Union.

RISKS

In accordance with the Belgian Royal Decree of November 14, 2007, Delhaize Group states that the other fundamental risks confronting the Company are unchanged from those described on the pages 62 through 67 of the 2013 Annual Report. To the best of our knowledge as of August 6, 2014, there are no other fundamental risks confronting the Company and influencing the remaining months of the financial year 2014. On a regular basis, the Board of Directors and Company management evaluate the business risks that confront Delhaize Group.

Delhaize Group – Earnings Release – Second Quarter 2014	25 of 26

DEFINITIONS

—

American Depositary Share (ADS): An American Depositary Share represents ownership in the common share of a non-U.S. corporation. The underlying common shares are held by a U.S. bank, as depositary agent. The holder of an ADS benefits from dividend and voting rights pertaining to the underlying common share through the bank that issued the ADS. Four Delhaize ADSs represent one share of Delhaize Group common stock and are traded on the New York Stock Exchange

—

Basic earnings per share: profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of shares outstanding during the period. Basic earnings per share are calculated on profit (loss) from continuing operations less non-controlling interests attributable to continuing operations, and on the group share in net profit or loss

—	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects
—

Diluted earnings per share: is calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions

—	EBITDA: operating profit plus depreciation, amortization and impairment
—	Free cash flow: cash flow before financing activities, investment in debt securities and term deposits and sale and maturity of debt securities and term deposits
—

Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities and term deposits, and cash and cash equivalents

—	Net financial expenses: finance costs less income from investments
—	Organic revenue growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates
—	Outstanding shares: the number of shares issued by the Company, excluding treasury shares
—	Underlying EBITDA: Underlying operating profit plus depreciation and amortization less any depreciation or amortization that has been excluded from underlying operating profit
—

Underlying operating profit: operating profit excluding fixed assets impairment charges, reorganization charges, store closing expenses, gains/losses on disposal of fixed assets and businesses and other items that management considers as not being representative of the Group’s operating performance of the period.

—

Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

—	Working capital: inventories plus receivables and other current assets, minus accounts payable and other current liabilities

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, anticipated savings from any restructurings, anticipated investments in Delhaize Group’s operations in Belgium, timing or savings from store closures, and the anticipated benefits from any new strategies and operating profit guidance,, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, including guidance with respect to underlying operating profit, SG&A, net finance costs, capital expenditures, store openings and free cash flow, or to make corrections to reflect future events or developments.

Delhaize Group – Earnings Release – Second Quarter 2014	26 of 26

Q2 2014 results

August 7, 2014

Forward looking statements

This presentation includes forward-looking statements within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. Forward-looking statements describe further expectations, plans, options, results or strategies. Actual outcomes and results may differ materially from those projected depending upon a variety of factors, including but not limited to changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in our most recent annual report or Form 20-F and other filings with the Securities and Exchange Commission. Delhaize Group disclaims any obligation to update or revise the information contained in this presentation.

2

Delhaize Group has clear priorities...

Who we are

Preferred food retailer

Differentiated concept

Fresh specialist, Private Label expertise

Multinational

Strong local identity

Respectful of all Stakeholders

Principles

The customer is at the center

Business is local and market share matters

Strengthen our core capabilities and improve those needed to succeed

Exercise discipline in capital allocation

Use scale to reduce costs

Respond to industry dynamics and trends

Priorities

Put the customer back at the center

Focus on core markets

Realize more operating efficiencies

Execute with speed

3

... and an action plan

2012 2013 2014 2015

Reduce complexity through divestitures of peripheral non-core assets

Deleverage Balance Sheet

Improve Working Capital

Increase capex discipline

Stabilise SG&A as % of sales

Re-establish Food Lion price competitiveness

Finalise divestiture of non-core assets

Differentiate Food Lion

Implement Delhaize Belgium’s intended Transformation Plan

Decrease SG&A as % of sales

Turnaround Delhaize Serbia

Accelerate growth in core markets

Pursue working capital improvements and capex discipline

4

Q2 2014 highlights by region

Market share stable or increasing in all our operations except Belgium (-53bp in H1 2014 and -85bp in Q2 2014)

U.S.

Further positive CSS and real growth at Food Lion

Solid revenue growth at Hannaford

Sales momentum results in flat UOP compared to Q2 2013 (in local currency)

Belgium

Weak Q2 sales resulted in further market share erosion

Affiliates continued to outperform company operated stores

Margin pressure as a result of price investments, promotions and logistic costs

Announced Transformation Plan

SEE

Alfa Beta and Mega Image reported positive CSS and market share growth

Serbia remains impacted by economic conditions with little improvement foreseen in the near-term. This results in €150 million impairment.

5

Financial results – Q2 2014

(€ in Millions)	Q2		% Growth	
	2013	2014	Actual Rates	Identical Rates
Revenues	5,247	5,273	0.5%	3.7%
Gross Margin	24.3%	24.0%	(30 bps)	(25 bps)
SG&A as % of revenues	21.2%	21.1%	(7 bps)	(3 bps)
Underlying Operating Profit	199	178	(10.9%)	(7.8%)
Underlying Operating Margin	3.8%	3.4%	(43 bps)	(42 bps)
Operating Profit	181	29	(84.3%)	(83.7%)
Free Cash Flow	66	82[(1)]	23.9%	30.7%

Financial results — Q2 2014

(€ in Millions)

Revenues

Gross Margin

SG&A as % of revenues

Underlying Operating Profit

Underlying Operating Margin

Operating Profit

Free Cash Flow

Q2

2013

5,247

24.3%

21.2%

199

3.8%

181

66

2014

5,273

24.0%

21.1%

178

3.4%

29

82(1)

% Growth

Actual Rates

0.5%

(30 bps)

(7 bps)

(10.9%)

(43 bps)

(84.3%)

23.9%

Identical Rates

3.7%

(25 bps)

(3 bps)

(7.8%)

(42 bps)

(83.7%)

30.7%

(1)	Excluding proceeds of the disposal of Sweetbay, Harveys and Reid´s (€139 million received in Q2 2014)

6

Financial results – H1 2014

(€ in Millions)	H1		% Growth	
	2013	2014	Actual Rates	Identical Rates
Revenues	10,351	10,393	+0.4%	+3.2%
Gross Margin	24.5%	24.0%	(46 bps)	(42 bps)
SG&A as % of revenues	21.3%	21.2%	(3 bps)	0 bps
Underlying Operating Profit	392	339	(13.6%)	(11.0%)
Underlying Operating Margin	3.8%	3.3%	(53 bps)	(52 bps)
Operating Profit	347	185	(46.9%)	(45.3%)
Free Cash Flow	321	128[1]	(60.0%)	(57.7%)

DELHAIZE GROUP

7

Financial results — H1 2014

(€ in Millions)

Revenues

Gross Margin

SG&A as % of revenues

Underlying Operating Profit

Underlying Operating Margin

Operating Profit

Free Cash Flow

2013

10,351

24.5%

21.3%

392

3.8%

347

321

H1

2014

10,393

24.0%

21.2%

339

3.3%

185

128(1)

% Growth

Actual Rates

+0.4%

(46 bps)

(3 bps)

(13.6%)

(53 bps)

(46.9%)

(60.0%)

Identical Rates

+3.2%

(42 bps)

0 bps

(11.0%)

(52 bps)

(45.3%)

(57.7%)

(1)	Excluding proceeds of the disposal of Sweetbay, Harveys and Reid´s (€180 million in total)

7

EBITDA

(€ in Millions)		EBITDA Q2	EBITDA H1	Underlying EBITDA Q2	Underlying EBITDA H1
At Identical Rates	2013	330	640	345	682
	2014	338	647	336	648
		+2.6%	+1.2%	-2.3%	-4.9%
At Actual Rates	2013	330	640	345	682
	2014	328	629	326	630
		-0.7%	-1.8%	-5.4%	-7.6%

DELHAIZE GROUP 8

EBITDA

(€ in Millions) EBITDA Underlying EBITDA

Q2

H1

Q2

H1

At Identical Rates

2013

330

640

345

682

+2.6%

+1.2%

-2.3%

-4.9%

2014

338

647

336

648

At Actual Rates

2013

330

640

345

682

-0.7%

-1.8%

-5.4%

-7.6%

326

630

2014

328

629

8

Delhaize America
2014 Q2
+3.3%
0.8%
+0.6%
+4.7%
CSS
Calendar Impact
Expansion
Organic Revenue Growth
2014 H1
+4.0%
0.0%
+0.4%
+4.4%
CSS
Calendar Impact
Expansion
Organic Revenue Growth

DELHAIZE GROUP
9

Delhaize America — organic revenue growth and comparable store sales growth

Delhaize America

+0.6%

0.8%

+4.7%

2014 Q2

+3.3%

CSS

Calendar Impact

Expansion Revenue

Organic Growth

0.0%

+0.4%

2014 H1

+4.0%

+4.4%

CSS

Calendar Impact

Expansion

Revenue

Organic Growth

9

Delhaize America — underlying operating margin

Delhaize America Underlying Operating Margin

Q2 2013 3.8%

Q2 2014 3.6%

H1 2013 3.9%

H1 2014 3.6%

Q2 margin impacted by:

Price investments of around ~30bps (Food Lion Phase 4 & 5, Hannaford)

Continued sales momentum

10

Delhaize Belgium
2014 Q2
-1.2%
+0.5%
+0.7%
0.0%
CSS
Calendar Impact
Expansion
Organic Revenue Growth
2014 H1
-1.0%
-0.1%
+0.7%
-0.4%
CSS
Calendar Impact
Expansion
Organic Revenue Growth

DELHAIZE GROUP

11

Delhaize Belgium — organic revenue growth and comparable store sales growth

Delhaize Belgium

0.0%

+0.7%

-12%.

2014 Q2

+0.5%

CSS

Calendar Impact

Expansion

Organic Revenue Growth

-0.4%

-1.0%

2014 H1

+0.7%

-0.1%

CSS

Calendar Impact

Expansion

Organic Revenue Growth

11

Delhaize Belgium — underlying operating margin

Delhaize Belgium Underlying Operating Margin

Q2 2013 4.2%

Q2 2014 3.2%

Q2 margin impacted by:

Price investments & promotions

Higher logistic costs

H1 2013 4.5%

H1 2014 3.2%

12

SEE - organic revenue growth and comparable store sales growth

Southeastern Europe
2014 Q2
+0.1%
0.0%
+5.2%
+5.3%
CSS
Calendar Impact
Expansion
Organic Revenue Growth
2014 H1
-0.1%
-0.3%
+4.8%
+4.4%
CSS
Calendar Impact
Expansion
Organic Revenue Growth

DELHAIZE GROUP
13

SEE — organic revenue growth and comparable store sales growth

Southeastern Europe

+5.2%

+5.3%

2014 Q2

+0.1%
0.0%

CSS

Calendar Impact

Expansion Organic Revenue Growth

+4.4%

2014 H1

+4.8%

-0.1%

-0.3%

CSS

Calendar Impact

Expansion

Organic Revenue Growth

13

Southeastern Europe — underlying operating margin

Southeastern Europe Underlying Operating Margin

Q2 2013 4.4%

Q2 2014 3.9%

H1 2013 3.3%

H1 2014 2.9%

Q2 margin impacted by:

Delhaize Serbia’s profitability hampered by continued difficult trading conditions

Investments in promotions at Alfa Beta

Favorable one-off change in pensions in Greece in 2013

14

Free Cash Flow generation

(€ in Millions)

H1 2014 Free Cash Flow evolution

629

30

183

308

229

180

59

128

EBITDA

Changes in core working capital

Net payment of interest and taxes

Cash capex

Other(2)

Operating FCF (1)

Proceeds from Sweetbay, Harveys and Reid’s

FCF

(1) H1 2014 Free Cash Flow included €21m cash outflow from Bulgaria and Bosnia & Herzegovina (2) Mainly higher bonus paid in the US in 2014

15

Net Debt Position and Debt Capacity evolution

(€ in Millions)

Net debt evolution

Net debt capacity(1)

2011 2,660

2012 2,072

÷2

2013 1,473

H1 2014

1,344

2011 368

2012 352

2013

734 x2

H1 2014

731

(1)	Debt capacity at Baa3/BBB- credit rating

16

Successful completion of the Food Lion repositioning is an encouragement to invest further in the brand...

TODAY

1,113 stores

36,000 gross sq ft on average (24,000 net)

20,000 SKUs on average

Convenient locations

Low prices driven by strong promotions

Local brand, close to communities

PRIORITIES

Roll-out of assortment changes

Roll-out of improved check-out hardware and software

New pricing tool

Re-fine private brands architecture

Market test of 77 stores

7	consecutive quarters of positive comparable store sales growth at Food Lion

Q4

Q1

Q2

Q3

Q4

Q1

Q2

2012

2013

2013

2013

2013

2014(1)

2014

0

1

%

2
3

4 5

(1)	Excluding positive impact from severe winter weather

17

… since Food Lion commercial performance lags behind its key competitors

Average weekly sales per square foot ($)(1)

Estimated share of wallet potential(4)

Food Lion 2010

Food Lion 2013

Average selected

peers(2)

7.5

+5.8%

7.9

10.2

Food Lion today

Average of local peers(3)

18%

82%

26%

74%

Spend at food retailer

Other grocery spend

Our Easy, Fresh & Affordable strategy is meant to increase the number of items per basket

(1)	Square footage data notes: peer data from Spectra for 17 states with DA operations, Adjusted by industry average to reflect estimated selling sq ft; Food Lion actual selling sq ft
(2)	Walmart supercenter, Walmart Neighborhood Market, Bi-Lo, Harris Teeter, Publix
(3)	Local peers include Bi-Lo, Harris Teeter, Publix, Giant Carlisle and Martins
(4)	Source: Nielsen Homescan, 52 weeks ending 12/28/13, Cross Outlet Facts, Retail Banner Shopper, Total US

18

The Easy, Fresh & Affordable journey is based on a clear roadmap

Q4 2013

End Q2 2014

Q4 2014

Q2 2015

Q1 2014

2018/2019

Finalised Phase repositioning

Live tests in stores

3	Lab stores opened in October 2013

1	Pilot store opened in December 2013

In depth assortment changes

Finetune center store assortment (1)

Larger fresh assortment and Deli selection, test pre-packed meat

Review private label range

Enlarged promotions area

Updated checkout technology

Updated point-of-sales technology

Track customer behavior and drive loyalty

Decreased waiting time at checkout

Training of staff

Roll out of new store concept

77 stores in 2014 (29 in Wilmington in August, 48 in

Greenville in November) ...Further roll out... Total capex of $115 million, testing different investments

Main lessons of the rollout in late 2014/early 2015

(1)	~50% change in SKUs generates ~18% net reduction while increasing market relevance

19

Despite recent market share losses, Delhaize Belgium maintained market share and customer satisfaction over the last few years, in a tough competitive market

#2 position, 25% market share

Strong affiliated network

Excellent locations

Differentiated assortment

Large fresh offering

Broad private label range

Market share (%)

30
28
26
24
22
20

2008

Q2 2014

Jan-12

Mar-12

May-12

Jul-12

Sep-12

Nov-12

Jan-13

Mar-13

May-13

Jul-13

Sep-13

Nov-13

Jan-14

Mar-14

May-14

Customer satisfaction

20

Cost per productive hour
(Delhaize = 100)
Average:77
Delhaize 100
Colruyt 84
Carrefour 78
Lidl 78
Aldi 77
Albert Heijn 67

Proposed Transformation Plan

DELHAIZE GROUP

Source: AT Kearney

21

Delhaize Belgium is tackling its cost handicap to ensure future profitable expansion

Cost per productive hour (Delhaize = 100)

Delhaize

Colruyt

Carrefour

Lidl

Aldi

Albert Heijn

Average:77

100

84

78

78

77

67

Proposed Transformation Plan

Introduce a lighter and more efficient structure for company- operated supermarkets

Provide more efficient procedures and working methods and place full focus on new technologies

Adapt the wage and labor conditions of all associates

Stop company operated activities in 14 supermarkets that have an unsustainable financial performance

Source: AT Kearney

21

The legal procedure (Law Renault) consists of 3 phases

Statement of intention to Workers Council

June 11, 2014

Phase I Information & Consultation

Answer questions and assess suggestions

Constructive dialogue focused on interest of associates

Phase III Implementa-tion of social plan

Application of social plan, new wage & labor conditions

DELHAIZE GROUP

22

The legal procedure (Law Renault) consists of 3 phases

Statement of intention to Workers Council

Phase I Information & Consultation

Phase II Negotiation of social plan, new wage & labour conditions

Phase III Implementation of social plan

June 11, 2014

Answer questions and assess suggestions

Constructive dialogue focused on interest of associates

Application of social plan, new wage & labor conditions

22

Delhaize Belgium plans to re-inforce its differentiated position

Launch of 2 pilot stores in April centered around 'Bien acheter, bien manger' ('Buy well, eat well')

DELHAIZE
BIEN ACHETER, BIEN MANGER.
GOED KOPEN, GOED ETEN.

PROMO
PROMO

April 2014	H2 2014	2015
2 pilot stores	2 additional pilot stores	Use learnings from pilots

DELHAIZE GROUP
23

Delhaize Belgium plans to re-inforce its differentiated position

Launch of 2 pilot stores in April centered around ‘Bien acheter, bien manger’ (‘Buywell, eat well’)

New look & feel and customer experience

Enhanced Fresh departments (Fruits & Vegetable, Bakery, Butchery, Fish) “Efficient checkout, increased self checkout Innovative and more efficient assortment More visible promotions

April 2014

2	pilot stores

H2 2014

2	additional pilot stores

2015

Use learnings from pilots

23

SEE: Growth is driven by store expansion

Alfa Beta:

Expansion of 16 net new stores in the first half of 2014

Positive CSS growth for the last 4 quarters, driven by more transactions

Profitability impacted by pension change in Q2 2013

Serbia:

Revenues are starting to stabilize although CSS remains negative

New Maxi and Tempo concepts are being tested

Performance continues to be below plan triggering impairment

Mega Image:

Delivering on expansion plan with 21 net new stores year-to-date

Announced acquisition of 20 stores in Greater Bucharest market

All three countries are seeing further market share gains

24

Delhaize Group has a decisive and practical approach for the years to come

2014

Finalise portfolio optimization

Tackle Delhaize Belgium cost handicap

Test Food Lion Easy, Fresh & Affordable

Prepare for growth in selected markets

Stabilise Delhaize Serbia

2015 and beyond

Roll out Easy, Fresh & Affordable at Food Lion

Roll out New Generation Stores in Belgium; intention to implement Transformation Plan

Accelerate disciplined expansion in selected markets

Pressure on Capital Discipline & Working Capital improvements will be maintained

25

Conclusion

Two important strategic initiatives underway

Food Lion Easy, Fresh and Affordable

Transformation Plan in Belgium

Trends for H2 2014

Expect positive CSS at Food Lion and Hannaford in H2

Greece and Romania continuing to grow revenues with good profitability

Transformation Plan in Belgium leading to uncertainties in the short term

Persistent difficult environment in Serbia

Reiterated 2014 guidance

Capex of approximately €625 million(1)

180 new stores

Healthy free cash flow generation despite significant capex increase

(1)	At identical exchange rates (1€ = $1.3281)

26

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: August 8, 2014	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President